July 8, 2025

Yuran Yin
Chief Executive Officer
DT House Ltd
First Floor, Incubator Building
Masdar City, Abu Dhabi, United Arab of Emirates

       Re: DT House Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 18, 2025
           File No. 333-285475
Dear Yuran Yin:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed June 18, 2025 Business, page 72

1. Please restore disclosure regarding levels of dependence on your major customers to this section. In this regard, we note that you have removed disclosure that two major customers accounted for approximately 27% and 24% of total revenues for the year ended September 30, 2024.
 July 8, 2025
Page 2

       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Virginia Tam